01 01 1019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-46968

RECEIVED NOV 29 2001 PROCESSING WASH. D.C. 365 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC International (USA) Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125, West 55th Street, 22nd Floor
(No. and Street)

New York (City) | New York (State) | 10019-5369 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris | (514) 879-5380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1250, René Lévesque blvd West (Address), Montreal (City), Québec (State) H3B 2G4 (Zip Code)

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC International (USA) Ltd., as of September 30, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Executive Vice-President & Chief Financial Officer

Title

HELENE GIROUX 135,006 TOUS LES DISTRICTS JUDICIAIRES DU QUEBEC ET POUR L'EXTERIEUR DU QUEBEC

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 3500
Montréal Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

Report of Independent Accountants

To the Board of Directors and the Shareholder of
NBC International (USA) Ltd.

In our opinion, the accompanying statements of financial condition and the related statements of operations and retained earnings and cash flows present fairly, in all material respects, the financial position of **NBC International (USA) Ltd.** at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended September 30, 2001 and 2000 in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable bases for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

November 9, 2001
Montréal, Quebec

NBC International (USA) Ltd.

Statements of Financial Condition

As at September 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Assets		
Cash	196,344	153,017
Short-term investments (note 3)	4,986,859	4,949,634
Accounts receivable (note 5)	196,976,019	106,117,944
Senior note receivable (note 6)	543,714	543,714
Subordinated note receivable (note 6)	224,165	224,165
Fixed assets (note 7)	73,143	97,335
Investment, at cost	3,300	3,300
	203,003,544	112,089,109
Liabilities		
Accounts payable (note 8)	196,734,474	105,406,871
Income taxes payable	24,403	871,819
	196,758,877	106,278,690
Shareholder's Equity		
Capital stock, $100 par value		
Authorized		
25,000 Shares		
Issued		
20,200 Shares	2,020,000	2,020,000
Retained earnings	4,224,667	3,790,419
	6,244,667	5,810,419
	203,003,544	112,089,109

Approved by the Board of Directors

______________________________ Director ______________________________ Director

NBC International (USA) Ltd.

Statements of Operations and Retained Earnings

For the years ended September 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Revenue		
Commission revenues, net	6,424,792	7,484,630
Interest	309,245	352,130
	6,734,037	7,836,760
Expenses		
Commission expenses	2,469,436	2,810,853
Operating expenses	3,460,453	3,313,703
	5,929,889	6,124,556
Income before income taxes	804,148	1,712,204
Income taxes	369,900	809,000
Net income for the year	434,248	903,204
Retained earnings – Beginning of year	3,790,419	2,887,215
Retained earnings – End of year	4,224,667	3,790,419

NBC International (USA) Ltd.

Statements of Cash Flows

For the years ended September 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Cash flows from		
Operating activities		
Net income for the year	434,248	903,204
Depreciation	27,926	43,695
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts receivable	(90,858,075)	(34,830,175)
Increase in accounts payable	91,327,603	33,080,729
Decrease (increase) in income taxes payable	(847,416)	871,819
	84,286	69,272
Investing activities		
Investments in warrants	-	(3,300)
Fixed asset acquisitions	(3,734)	(23,576)
	(3,734)	(26,876)
Change in cash and short-term investments during the year	80,552	42,396
Cash and short-term investments – Beginning of year	5,102,651	5,060,255
Cash and short-term investments – End of year	5,183,203	5,102,651
Cash flows related to operating activities include:		
Interest received	309,245	352,130
Income taxes received (paid)	(1,128,085)	241,476

(expressed in U.S. dollars)

1 Organization and nature of activities

NBC International (USA) Ltd. (the "Company") is a wholly owned subsidiary of National Bank Financial Inc., a Canadian broker-dealer. The Company is a registered broker-dealer under the United States Securities Exchange Act of 1934 (since March 23, 1990) and a member of the National Association of Securities Dealers, Inc. (since September 1, 1992). The Company commenced its commercial securities operations in 1996.

2 Accounting policies

Basis of accounting

Security transactions and related revenues and expenses are recorded on a trade date basis.

Fixed assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives based on the following methods and annual rate or periods:

	Method	Rate/Period
Furniture	Declining balance	20%
Computer equipment	Straight-line	3 years
Leasehold improvements	Straight-line	Terms of leases

Income taxes

The Company uses the liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse.

Use of estimates

The presentation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

Fair value of financial instruments is disclosed in the notes to financial statements when they differ from the carrying amounts. Where amounts receivable and payable are subject to normal credit terms, their carrying amount is used as an approximation of their fair value.

(expressed in U.S. dollars)

3 Short-term investments

The short-term investments are U.S. T-Bills maturing before December 31, 2001 and are carried at amortized cost.

4 Net capital requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions as defined. At September 30, 2001, the Company had net capital, as defined, of $3,371,783 (2000 – $2,416,920) which was $3,121,783 (2000 – $2,166,920) in excess of its minimum net capital of $250,000.

5 Accounts receivable

	2001 **$**	**2000** **$**
Customers	146,767,734	62,237,919
Brokers	48,759,723	41,935,040
Parent company and a company controlled by the ultimate parent company	1,411,148	1,913,754
Other	37,414	31,231
	196,976,019	106,117,944

6 Senior and subordinated notes receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	**Interest rate**	**Estimated fair value** **$**
Senior note receivable	October 6, 2003	9.4%	600,260
Subordinated note receivable	October 6, 2006	6.5%	239,354

Estimated fair value is calculated based on net present value of cash flows.

(expressed in U.S. dollars)

Subject to the applicable regulation of the National Association of Securities Dealers, Inc., the Borrower shall pay on an annual basis to the Company, as payment of unpaid principal of the Senior Note, a percentage of its net income, calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other indebtedness of the Borrower.

7 Fixed assets

Fixed assets at cost amount to $183,439 (2000 – $191,079). Accumulated amortization amounts to $110,296 (2000 – $93,744).

8 Accounts payable

	2001 $	2000 $
Customers	71,078,938	15,266,895
Brokers	25,256,043	4,365,105
Parent company and a company controlled by the ultimate parent company	99,192,476	84,540,959
Other	1,207,017	1,233,912
	196,734,474	105,406,871

9 Related party transactions

The Company's related party transactions for the year are as follows:

	2001 $	2000 $
Commission revenues from parent company		
Commission revenues	2,978,436	2,867,219
Brokerage commissions	(1,093,648)	(1,140,286)
	1,884,788	1,726,933
Operating expenses charged by parent company	852,955	867,222

These transactions, occurring in the normal course of business, were measured at the exchange value, which is the amount established and agreed to by the parties.

(expressed in U.S. dollars)

10 Contingency

Under a Risk Participation Agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $310,000.

11 Financial instruments and risk management

Credit risk and credit risk concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy, by setting limits to transactions with counterparties, by requiring adequate and satisfactory guarantees, by ensuring compliance with master netting agreements and by monitoring daily credit risks and guarantees.

Credit risk concentration arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Company's greatest concentration of counterparty risk includes dealers and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

12 Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

NBC International (USA) Ltd.

Supplementary Schedule I

Statements of Computation of Net Capital Pursuant to SEC Rule 15c3-1

For the years ended September 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Net capital		
Total shareholder's equity	6,244,667	5,810,419
Non-allowable assets		
Accounts receivable – other	37,414	31,231
Accounts receivable from parent company	1,411,148	1,913,754
Fixed assets	73,143	97,335
Senior note receivable	543,714	543,714
Subordinated note receivable	224,165	224,165
Investments	3,300	3,300
Contingent liability	310,000	310,000
Insurance deductible	270,000	270,000
	2,872,884	3,393,499
Net capital	3,371,783	2,416,920
Computation alternative method, net of capital requirement		
Minimum net capital required (greater of 2% of Rule 15c3-3 Reserve Formula debits or $250,000 minimum dollar net capital requirement)	250,000	250,000
Excess net capital, at $250,000 minimum	3,121,783	2,166,920

NBC International (USA) Ltd.

Supplementary Schedule II

Statements of Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-3

For the years ended September 30, 2001 and 2000

(expressed in U.S. dollars)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in subparagraph (k)(2)(i) of the Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 3500
Montréal Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

Supplementary Report of Independent Accountants on the Internal Control Structure

To the Board of Directors and the Shareholder
of NBC International (USA) Ltd.

November 9, 2001

In planning and performing our audit of the financial statements of NBC International (USA) Ltd. (the "Company") for the year ended September 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5 (including tests of compliance with such practices and procedures) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether

those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PricewaterhouseCoopers LLP

Chartered Accountants

NBC International (USA) Ltd.

(a wholly owned subsidiary of
National Bank Financial Inc.)

Financial Statements and Supplementary Information
September 30, 2001 and 2000
(expressed in U.S. dollars)

Table of Contents